1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

May 29, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of two new portfolios of the Company, Global Concentrated Real Estate Portfolio and Real Assets Portfolio (each a “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2018. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 205 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 29, 2018.

COMMENTS TO THE PROSPECTUS

Comment 1.	Consistent with the Staff’s position regarding funds with “Global” in their name, please revise the disclosure to describe how the Global Concentrated Real Estate Portfolio determines to invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 1.   The disclosure has been revised accordingly.

Comment 2.	With respect to the Global Concentrated Real Estate Portfolio, please revise the disclosure to add a plain English explanation of the use of “implied property cap rate” and “comparison of levered and unlevered cash flow multiples across comparable companies” as measurements to screen securities.

Response 2.   The disclosure has been revised accordingly.

Comment 3.	With respect to the Global Concentrated Real Estate Portfolio, please revise the disclosure to clarify when the Fund will consider environmental, social and governance (“ESG”) issues and how the consideration of ESG issues will impact the investment process.

Response 3.   We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate.  In particular, Item 9(b)(2) of Form N-1A requires a registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” The current disclosure states that Morgan Stanley Investment Management Inc., Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company may consider information about ESG issues in its bottom-up stock selection process when making investment decisions, which is further clarified by disclosure regarding the manner in which they may engage portfolio companies with respect to ESG matters.

Comment 4.	Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Real Assets Portfolio.

Response 4.   We hereby confirm that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Real Assets Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

Comment 5.	With respect to the Global Concentrated Real Estate Portfolio, please confirm supplementally whether the portfolio manager will have the same level of discretion in managing the Fund that he has in managing the separately managed account (the “Account”) with an investment objective, strategy and policies that are substantially similar to those of the Fund.

Response 5.   We hereby confirm that the portfolio manager will have the same level of discretion in managing the Fund as he does in managing the Account.

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Comment 6.	With respect to the Global Concentrated Real Estate Portfolio, please confirm supplementally whether the section of the Fund’s prospectus entitled “Details of the Funds—Prior Performance of Similar Account” includes all separately managed accounts with an investment objective, strategy and policies that are substantially similar to those of the Fund.

Response 6.   We hereby confirm that the Account is the only separately managed account with an investment objective, strategy and policies that are substantially similar to those of the Fund and, therefore, that the section of the Fund’s prospectus entitled “Details of the Funds—Prior Performance of Similar Account” contains all such accounts.

Comment 7.	With respect to the Global Concentrated Real Estate Portfolio, please supplementally confirm that the Fund has the books and records necessary to demonstrate the calculation of the performance or rate of return of the separately managed account managed by the portfolio manager as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the “Advisers Act”).

Response 7.   We hereby confirm that the Fund has the books and records necessary to demonstrate the calculation of the performance or rate of return of the Account as required by Rule 204-2(a)(16) under the Advisers Act.

Comment 8.	With respect to the Global Concentrated Real Estate Portfolio, please revise the disclosure to include the average annual total returns for the five-year period of the Account.

Response 8.    We have revised the disclosure accordingly.

Comment 9.	Please confirm that, if a Fund enters into credit default swap arrangements, the Fund will cover the full notional amount of each swap agreement where protection is sold.

Response 9.    We hereby confirm that Funds will cover the full notional amount of each credit default swap agreement pursuant to which protection is sold.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison M. Fumai

Allison M. Fumai

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